UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Precision Optics Corporation, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

740294301
(CUSIP Number)

Peter Woodward MHW Partners, L.P. 150 East 52nd Street New York, New York 10022 Tel. No.: (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

347,223

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

347,223

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,223

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

347,223

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

347,223

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,223

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

347,223

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

347,223

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,223

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Woodward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

347,223

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

347,223

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,223

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	740294301

Item 1.	Security and Issuer.

The name of the issuer is Precision Optics Corporation, Inc., a Massachusetts corporation (the "Issuer").  The address of the Issuer's principal executive offices is 22 East Broadway, Gardner, Massachusetts 01440, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a) – (c), (f)
This Schedule 13D is being filed by (i) MHW Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) MHW Capital, LLC, a Delaware limited liability company, as the General Partner of the Partnership (the “General Partner”), (iii) MHW Capital Management, LLC, a Delaware limited liability company, as the investment manager of the Partnership (the “Investment Manager”) and (iv) Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager and the General Partner.  The Partnership, the General Partner, the Investment Manager and Mr. Peter H. Woodward shall collectively be referred to herein as the “Reporting Persons.”  The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof MHW Partners, L.P. may be deemed to beneficially own 347,223 Shares.

As of the date hereof MHW Capital, LLC may be deemed to beneficially own 347,223 Shares.

As of the date hereof MHW Capital Management, LLC may be deemed to beneficially own 347,223 Shares.

As of the date hereof Peter H. Woodward, LLC may be deemed to beneficially own 347,223 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares of the Issuer were acquired for investment purposes.

Mr. Woodward was appointed to the Board of Directors of the Issuer on July 14, 2014.  In his capacity as a director of the Issuer, Mr. Woodward may be in a position to influence management and, therefore, influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may make additional purchases of Shares, either in the open market or in private transactions, including Shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer’s financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities.  Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer’s Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Partnership, the General Partner, the Investment Manager and Mr. Peter H. Woodward may be deemed to be the beneficial owners of 347,223 Shares, constituting 5.6% of the Shares, based upon the 6,172,286 Shares outstanding as of July 14, 2014.

The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 347,223 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 347,223 Shares.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 347,223 Shares.

Mr. Peter H. Woodward has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 347,223 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 28, 2012, the Partnership purchased warrants to purchase up to 155,557 shares of the Issuer’s common stock at an exercise price of $1.25 per share and an expiration date of September 28, 2017.  The warrants may be exercised to the extent that the total number of shares of common stock then beneficially owned does not exceed 4.99% of the outstanding shares.  The Partnership may request an increase of up to 9.99% of the outstanding shares, effective on the 61st day after notice is given to the Issuer.

Pursuant to a Securities Purchase Agreement, dated as of July 1, 2014 (the “Purchase Agreement”), among the Issuer, MHW Partners, L.P. and other investors, MHW Partners, L.P. purchased from the Issuer 125,000 shares of Common Stock for a purchase price of $75,000.

In connection with the Purchase Agreement, the Issuer, MHW Partners, L.P. and other investors entered into a Registration Rights Agreement, dated as of July 1, 2014 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2014
(Date)

MHW Partners, L.P. By: MHW Capital, LLC, its general partner

By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal
MHW Capital, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

MHW Capital Management, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock, $0.01 par value of Precision Optics Corporation, Inc.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

July 24, 2014
(Date)

MHW Partners, L.P. By: MHW Capital, LLC, its general partner

By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal
MHW Capital, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

MHW Capital Management, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

7/2/2014	Common Stock, $0.01 Par Value	125,0002		$0.60

___________________
2 The Shares were purchased in a private transaction.

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